# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EMCORE CORP, CIK 0000808326
CUSIP: 290846401
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2015 W. CHESTNUT STREET, ALHAMBRA, California (CA), 91803
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-24-000695
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 126,948; shared voting power 0; sole dispositive power 126,948; shared dispositive power 0; aggregate amount beneficially owned 126,948 (1.4% of the class)
  Comment: Percentage calculated based on 9,080,833 shares of Common Stock outstanding on January 14, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended September 30, 2024.

## Item 1. Issuer
Name of issuer: EMCORE CORP
Address of issuer's principal executive offices: 2015 W. CHESTNUT STREET ALHAMBRA, CALIFORNIA 91803

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 126,948
Percent of class: 1.4%
Sole power to vote or to direct the vote: 126,948
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 126,948
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting person (02/13/2025)